Exhibit 99.1
Tech Mahindra receives Company Law Board approval
Hyderabad, 16 April 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that the Hon’ble Company Law Board had passed an order dated April 16, 2009 approving the selection of Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”), as the successful bidder to acquire a controlling stake in the Company.
Accordingly, the Company will issue and allot to Tech Mahindra 30,27,64,327 (Thirty Crores Twenty Seven Lakhs Sixty Four Thousand Three Hundred and Twenty Seven Only) shares of the Company (“Initial Shares”), representing thirty one percent (31%) of the share capital of the Company after giving effect to the issuance of the Initial Shares (“Enhanced Share Capital”), upon (x) deposit by Tech Mahindra of the subscription amount of Rs. 1,756 Crores (approximately US$ 351 million based on an exchange rate of Rs. 50 to US$1) by 21, April 2009 and the requisite escrow amounts for the mandatory cash tender offer to acquire an additional minimum 20% of the Enhanced Share Capital and convertible instruments (“Public Offer”) in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (collectively, the “Total Acquisition Funds”), in separate escrow accounts on or before April 21, 2009 and (y) fulfillment of certain closing conditions and obtaining the required regulatory approvals, including approval from the Securities Exchange Board of India.
The Hon’ble Company Law Board, by its order, also granted Tech Mahindra the right to appoint no more than 4 of its nominees as directors on the Company’s board, upon Tech Mahindra depositing in escrow, in cash, the total funds necessary to consummate the Public Offer. The present 6 directors of the Company appointed by the Central Government will continue on the board of the Company until further orders of the Hon’ble Company Law Board and no additional directors need be appointed by the Central Government.
The Hon’ble Company Law Board, in its order, has also directed state and central government agencies not to initiate any action, in exercise of their powers, against Tech Mahindra’s nominee directors for acts prior to January 9, 2009, without the prior leave of the Hon’ble Company Law Board, for as long as Company Petition 1 of 2009 is pending before the Hon’ble Company Law Board.
In addition, as the accounts of the Company have to be restated after audit for a period of six years, the Hon’ble Company Law Board has, in its order, granted the Company an extension of time until December 31, 2009 to make necessary filings of returns/documents as required under applicable laws including publication of quarterly reports as required under the listing agreement.

About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the deposit of the Total Acquisition Funds into escrow, the consummation of the Preferential Allotment, the making and consummation of the Public Offer and the Company’s ability to complete a restatement of its financial statements, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. In particular, there can be no assurance that Tech Mahindra will deposit the Total Acquisition Funds in escrow on or before April 21, 2009, the Preferential Allotment will be consummated or the Public Offer will be made or consummated. Satyam undertakes no duty to update any forward-looking statements.

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